UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guanzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-286106 and 333-294551) and the registration statement on Form F-3ASR (Registration No. 333-291214) of WeRide Inc. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Resignation of Non-Executive Director

Mr. Kazuhiro Doi (“Mr. Doi”), a non-executive director of WeRide Inc. (the “Company”) previously nominated by Alliance Ventures, B.V., has tendered his resignation from the Board of Directors (the “Board”) of the Company due to retirement, effective March 31, 2026. Mr. Doi has confirmed that he has no disagreement with the Board and there is no matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board would like to express its sincere gratitude to Mr. Doi for his valuable contribution to the Company during his tenure of office.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement—List of Directors and their Roles and Functions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

By:	/s/ Jennifer Li
Name:	Jennifer Li
Title:	Chief Financial Officer

Date: March 31, 2026